As filed with the U.S. Securities and Exchange Commission on August 3, 2020

1933 Act File No. 333-228049

1940 Act File No. 811-22003

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

(Check appropriate box or boxes)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No.	☐

Post-Effective Amendment No. 2	☒

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 6	☒

Nuveen Core Equity Alpha Fund

Exact Name of Registrant as Specified in Declaration of Trust

333 West Wacker Drive, Chicago, Illinois 60606

Address of Principal Executive Offices

(Number, Street, City, State, Zip Code)

(800) 257-8787

Registrant’s Telephone Number, including Area Code

Gifford R. Zimmerman

Vice President and Secretary

333 West Wacker Drive

Chicago, Illinois 60606

Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

Copies of Communications to:

Thomas S. Harman

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue NW

Washington, DC 20004

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to section 8(c)

☒	Immediately upon filing pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-228049) of Nuveen Core Equity Alpha Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing an exhibit to the Registration Statement. Accordingly, this Post-Effective Amendment No. 2 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 2 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No.  2 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C—OTHER INFORMATION

Item 25: Financial Statements and Exhibits

1.	Financial Statements:
Contained in Part A:

Financial Highlights of the Nuveen Core Equity Alpha Fund (the “Registrant” or the “Fund”) for the fiscal years ended December 31, 2019, 2018, 2017, 2016, 2015, 2014, 2013, 2012, 2011, 2010, and 2009 (audited).

Contained in Part B:

Financial Statements are incorporated in Part B by reference to the Registrant’s December 31, 2019 Annual Report (audited) on Form N-CSR as filed with the SEC via EDGAR Accession No. 0001193125-20-064809 on March 6, 2020.

2.	Exhibits:

a.1

Declaration of Trust dated January  9, 2007 is incorporated herein by reference to Exhibit a. to the Registrant’s Registration Statement on Form N-2 (File No. 333-139962) as filed with the SEC via EDGAR Accession No. 0001193125-07-006046  on January 12, 2007.

a.2

Certificate of Amendment, dated March 6, 2007, to the Declaration of Trust dated January 9, 2007 is incorporated herein by reference to Exhibit (a)(2) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-228049 and 811-22003) as filed with the SEC via EDGAR Accession No. 0001193125-19-045224 on February 20, 2019.

b.

Registrant’s By-laws (Amended and Restated as of November 18, 2009) is incorporated herein by reference to Exhibit b. to the Registrant’s Registration Statement on Form N-2 (File No. 333-228049) as filed with the SEC via EDGAR Accession  No. 0001193125-18-311508 on October 30, 2018.

c.	None.

d.	Not Applicable.

e.

Terms and Conditions of the Automatic Dividend Reinvestment Plan is incorporated herein by reference to Exhibit e. to the Registrant’s Registration Statement on Form N-2 (File No. 333-228049) as filed with the SEC via EDGAR Accession No. 0001193125-18-311508 on October 30, 2018.

f.	None.

g.1

Investment Management Agreement between the Registrant and Nuveen Fund Advisors, LLC dated October 1, 2014 is incorporated herein by reference to Exhibit g.1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-228049) as filed with the SEC via EDGAR Accession No. 0001193125-18-311508 on October 30, 2018.

g.2

Renewal of Investment Management Agreements between the Nuveen Closed-End Funds and Nuveen Fund Advisors, LLC dated July 30, 2019 is incorporated herein by reference to Exhibit g.2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-228049) as filed with the SEC via EDGAR Accession No. 0001193125-19-300021 on November 25, 2019.

g.3

Investment Sub-Advisory  Agreement dated October 1, 2014 between Nuveen Fund Advisors, LLC and Nuveen Asset Management is incorporated herein by reference to Exhibit g.3 to the Registrant’s Registration Statement on Form N-2 (File No. 333-228049) as filed with the SEC via EDGAR Accession No. 0001193125-18-311508 on October 30, 2018.

g.4

Notice of Continuance of Investment Sub-Advisory Agreement between Nuveen Fund Advisors, LLC and Nuveen Asset Management, LLC dated July 24, 2019 is incorporated herein by reference to Exhibit g.4  to the Registrant’s Registration Statement on Form N-2 (File No. 333-228049)  as filed with the SEC via EDGAR Accession No. 0001193125-19-300021 on November 25, 2019.

g.5

Investment Sub-Advisory  Agreement dated May 30, 2017 between Nuveen Fund Advisors, LLC and Intech Investment Management LLC is incorporated herein by reference to Exhibit g.4 to the Registrant’s Registration Statement on Form N-2 (File No. 333-228049) as filed with the SEC via EDGAR Accession No. 0001193125-18-311508 on October 30, 2018.

g.6

Notice of Continuance of Investment Sub-Advisory Agreement between Nuveen Fund Advisors, LLC and Intech Investment Management LLC dated July 24, 2019 is incorporated herein by reference to Exhibit g.6  to the Registrant’s Registration Statement on Form N-2 (File No. 333-228049)  as filed with the SEC via EDGAR Accession No. 0001193125-19-300021 on November 25, 2019.

h.1

Distribution Agreement relating to At-the-Market Offerings dated February  19, 2019 between the Registrant and Nuveen Securities, LLC is incorporated herein by reference to Exhibit (h)(1) to the Registrant’s Registration Statement on Form N-2 (File No. 333-228049) as filed with the SEC via EDGAR Accession No. 0001193125-19-045224 on February 20, 2019.

h.2

Dealer Agreement relating to At-the-Market Offerings dated February  19, 2019 between Nuveen Securities, LLC and BB&T Capital Markets is incorporated herein by reference to Exhibit (h)(2) to the Registrant’s Registration Statement on Form N-2 (File No. 333-228049) as filed with the SEC via EDGAR Accession No. 0001193125-19-045224 on February 20, 2019.

h.3	Dealer Agreement relating to At-the-Market Offerings dated August 3, 2020 between Nuveen Securities, LLC and Truist Securities, Inc. is filed herewith.

i.

Nuveen Open-End  and Closed-End Funds Deferred Compensation Plan for Independent Directors and Trustees (Restated effective April 27, 2017) is incorporated herein by reference to Exhibit i. to the Registrant’s Registration Statement on Form N-2 (File No. 333-228049) as filed with the SEC via EDGAR Accession No. 0001193125-18-311508 on October 30, 2018.

j.1

Amended and Restated Master Custodian Agreement dated July 15, 2015 between the Registrant and State Street Bank and Trust Company is incorporated herein by reference to Exhibit j.1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-228049) as filed with the SEC via EDGAR Accession No. 0001193125-18-311508 on October 30, 2018.

j.2

Appendix A, updated as of August  1, 2017, to the Amended and Restated Master Custodian Agreement dated July  15, 2015 between the Registrant and State Street Bank and Trust Company is incorporated herein by reference to Exhibit j.2 to the Registrant’s Registration Statement on Form N-2  (File No. 333-228049) as filed with the SEC via EDGAR Accession No.  0001193125-18-311508 on October 30, 2018.

k.1

Transfer Agency and Service Agreement dated June  15, 2017 between the Registrant and Computershare Inc. and Computershare Trust Company, N.A. is incorporated herein by reference to Exhibit k.1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-228049) as filed with the SEC via EDGAR Accession No. 0001193125-18-311508 on October 30, 2018.

k.2

First Amendment and updated Schedule A, dated September  7, 2017, to the Transfer Agency and Service Agreement dated June 15, 2017 between the Registrant and Computershare Inc. and Computershare Trust Company, N.A. is incorporated herein by reference to Exhibit k.2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-228049) as filed with the SEC via EDGAR Accession No. 0001193125-18-311508 on October 30, 2018.

l.1

Opinion of Morgan, Lewis  & Bockius LLP is incorporated herein by reference to Exhibit (l)(1) to the Registrant’s Registration Statement on Form N-2 (File No.  333-228049) as filed with the SEC via EDGAR Accession No. 0001193125-19-045224 on February 20, 2019.

1.2

Consent of Morgan, Lewis  & Bockius LLP is incorporated herein by reference to Exhibit (l)(2) to the Registrant’s Registration Statement on Form N-2 (File No.  333-228049) as filed with the SEC via EDGAR Accession No. 0001193125-19-045224 on February 20, 2019.

m.	None.

n.	None.

o.	None.

p.

Subscription Agreement by and between the Registrant and Nuveen Asset Management (now, Nuveen Fund Advisors, LLC) dated March 7, 2007 is incorporated herein by reference to Exhibit p. to the Registrant’s Registration Statement on Form N-2 (File No. 333-139962) as filed with the SEC via EDGAR Accession No. 0001193125-07-064370 on March 26, 2007.

q.	None.

r.1

Code of Ethics and Reporting Requirements of Nuveen (including affiliated entities) and the Nuveen Funds, as amended August 26, 2019, is incorporated herein by reference to Exhibit g.4 to the Registrant’s Registration Statement on Form N-2 (File No. 333-228049) as filed with the SEC via EDGAR Accession No. 0001193125-19-300021 on November 25, 2019.

r.2

Code of Ethics for the Independent Trustees of Nuveen Funds is incorporated herein by reference to Exhibit r.2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-228049) as filed with the SEC via EDGAR Accession No. 0001193125-18-311508 on October 30, 2018.

r.3

Code of Ethics for Janus Henderson Group plc (the parent company of Intech Investment Management LLC) is incorporated herein by reference to Exhibit r.3 to the Registrant’s Registration Statement on Form N-2 (File No. 333-228049) as filed with the SEC via EDGAR Accession No. 0001193125-18-311508 on October 30, 2018.

s.

Powers of Attorney dated October 11, 2018 are incorporated herein by reference to Exhibit (s) to the Registrant’s Registration Statement on Form N-2 (File No. 333-228049) as filed with the SEC via EDGAR Accession No. 0001193125-19-045224 on February 20, 2019.

Item 26: Marketing Arrangements

See relevant Sections of the Distribution Agreement and Dealer Agreement filed as Exhibits (h)(1) and (h)(2), respectively, to this Registration Statement.

Item 27: Other Expenses of Issuance and Distribution

Printing and Engraving Fees	$60,000
Legal Fees	$35,000
Accounting Fees	$6,500
Miscellaneous Fees	$8,500

$110,000

Item 28: Persons Controlled by or under Common Control with Registrant

Not applicable.

Item 29: Number of Holders of Securities

As of October 31, 2019:

Title of Class	Number of Record Holders
Common Shares, $0.01 par value	8,952

Item 30: Indemnification

Section 4 of Article XII of the Registrant’s Declaration of Trust provides as follows:

Subject to the exceptions and limitations contained in this Section 4, every person who is, or has been, a Trustee, officer, employee or agent of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a “Covered Person”), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

No indemnification shall be provided hereunder to a Covered Person:

(a)

against any liability to the Trust or its Shareholders by reason of a final adjudication by the court or other body before which the proceeding was brought that he engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

(b)	with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interests of the Trust; or

(c)

in the event of a settlement or other disposition not involving a final adjudication (as provided in paragraph (a) or (b)) and resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office by the court or other body approving the settlement or other disposition or a reasonable determination, based on a review of readily available facts (as opposed to a full trial-type inquiry), that he did not engage in such conduct:

(i) by a vote of a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter); or

(ii) by written opinion of independent legal counsel.

The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel other than Covered Persons may be entitled by contract or otherwise under law.

Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 4 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 4, provided that either:

(a) such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or

(b) a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or independent legal counsel in a written opinion shall determine, based upon a review of the readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

As used in this Section 4, a “Disinterested Trustee” is one (x) who is not an Interested Person of the Trust (including anyone, as such Disinterested Trustee, who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), and (y) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending.

As used in this Section 4, the words “claim,” “action,” “suit” or “proceeding” shall apply to all claims, actions, suits, proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and the words “liability” and “expenses” shall include without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

The trustees and officers of the Registrant are covered by joint errors and omissions insurance policies against liability and expenses of claims of wrongful acts arising out of their position with the Registrant and other Nuveen funds, subject to such policies’ coverage limits, exclusions and deductibles.

Section 9 of the Distribution Agreement, filed as Exhibit h.1 to this Registration Statement, provides for each of the parties thereto, including the Registrant and the Distributor, to indemnify the others, their trustees, directors, certain of their officers, trustees, directors and persons who control them against certain liabilities in connection with the offering described herein, including liabilities under the federal securities laws.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “1933 Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31: Business and Other Connections of Investment Adviser and Sub-Advisers

A description of any other business, profession, vocation or employment of a substantial nature in which the directors and officers of Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors”), the Fund’s investment adviser, who serve as officers or Trustees of the Fund have engaged during the last two years for his or her account or in the capacity of director, officer, employee, partner or trustee appears under “Management” in the Statement of Additional Information. Such information for the remaining senior officers appears below:

Name and Position with Nuveen Fund Advisors	Other Business, Profession, Vocation or Employment During Past Two Years
Joseph T. Castro, Senior Managing Director	Senior Managing Director (since 2017), Head of Compliance (since 2013) of Nuveen, LLC; Senior Managing Director (since 2017) of Nuveen Services, LLC.

Erik Mogavero, Managing Director and Chief Compliance Officer

Formerly employed by Deutsche Bank (2013-2017) as Managing Director, Head of Asset Management and Wealth Management Compliance for the Americas region and Chief Compliance Officer of Deutsche Investment Management Americas.

Austin P. Wachter, Managing Director and Controller

Managing Director and Controller (since 2017) (formerly, Assistant Treasurer and Assistant Controller) of Nuveen Asset Management, LLC; Controller (since 2017) of Nuveen Investments, Inc., Nuveen Alternative Investments, LLC, Nuveen Alternatives Advisors LLC, Nuveen Finance, LLC, Nuveen Services, LLC, NWQ Investment Management Company, Nuveen Investments Advisers, LLC, Santa Barbara Asset Management, LLC, Symphony Asset Management LLC and Winslow Capital Management, LLC; Controller (since 2014) of Nuveen, LLC; Controller (since 2016) formerly, Vice President and Funds Treasurer (2014-2016) of Teachers Advisors, LLC; Controller (since 2016), formerly, Senior Director and Funds Treasurer (2014-2016) of Teachers Insurance and Annuity Association of America.

Nuveen Asset Management, LLC (“Nuveen Asset Management”) serves as investment sub-adviser to the Fund and also serves as investment sub-adviser to other open-end and closed-end funds and investment adviser to separately managed accounts. Officers of Nuveen Asset Management who serve as Trustees or officers of the Fund, appear under “Management” in the Statement of Additional Information. The following is a list of the remaining senior officers of Nuveen Asset Management. The principal business address of each person is 333 West Wacker Drive, Chicago, Illinois 60606.

Name and Position with Nuveen Asset Management	Other Business, Profession, Vocation or Employment During Past Two Years
William T. Huffman, President	None.

Stuart J. Cohen, Managing Director and Head of Legal	Managing Director and Assistant Secretary (since 2002) of Nuveen Securities, LLC; Managing Director (since 2007) and Assistant Secretary (since 2003) of Nuveen Fund Advisors, LLC.
Diane S. Meggs, Managing Director and Chief Compliance Officer	Managing Director and Compliance Manager (since 2011) of Nuveen Fund Advisors, LLC; Managing Director and Chief Compliance Officer (since 2013) of Nuveen Investments Advisers, LLC.
Austin P. Wachter, Managing Director and Controller

Managing Director and Controller (since 2017) (formerly, Assistant Treasurer and Assistant Controller) of Nuveen Asset Management, LLC; Controller (since 2017) of Nuveen Investments, Inc., Nuveen Alternative Investments, LLC, Nuveen Alternatives Advisors LLC, Nuveen Finance, LLC, Nuveen Services, LLC, NWQ Investment Management Company, Nuveen Investments Advisers, LLC, Santa Barbara Asset Management, LLC, Symphony Asset Management and Winslow Capital Management, LLC; Controller (since 2014) of Nuveen, LLC; Controller (since 2016) formerly, Vice President and Funds Treasurer (2014-2016) of Teachers Advisors, LLC; Controller (since 2016), formerly, Senior Director and Funds Treasurer (2014-2016) of Teachers Insurance and Annuity Association of America.

Intech Investment Management LLC (“Intech”) also serves as the Fund’s subadviser. The address for Intech is 250 South Australian Avenue, Suite 1800, West Palm Beach, Florida 33401. Set forth below is a list of each director and officer of Intech, indicating each business, profession, vocation or employment of a substantial nature in which such person has been, at any time during the past two fiscal years, engaged for his or her own account or in the capacity of director, officer, partner or trustee.

Name and Position with Intech	Other Business, Profession, Vocation or Employment During Past Two Years
Adrian Banner, Chief Executive Officer, Chief Investment Officer and Director of Intech	None.

David Schofield, President, International Division Working Director of Intech	None.

Justin Wright, Executive Vice President, Chief Operating Officer, General Counsel and Working Director of Intech	None.

Enrique Chang, Director of Intech	Global Chief Investment Officer and Portfolio Manager (2017-present) of Janus Henderson Group plc; President, Head of Investments (2016-2017), Chief Investment Officer, Equities and Asset Allocation (2013-2016) of Janus Capital Group Inc., Janus Capital Management LLC and Janus Management Holdings Corp.

Name and Position with Intech	Other Business, Profession, Vocation or Employment During Past Two Years
Brennan Hughes, CPA, Working Director of Intech

Senior Vice President, Chief Accounting Officer & Treasurer (2017-present) of Janus Henderson Group plc; Senior Vice President, Chief Accounting Officer and Treasurer (2013-2017), Vice President and Controller (2011-2013), Controller (2010-2011), Manager, Accounting Policies and Financial Reporting (2005-2010) of Janus Capital Group Inc.

Bruce Koepfgen, Working Director of Intech

Executive Vice President, Head of North America (2017-present) at Janus Henderson Investors, President and Chief Executive Officer (2017-present) of Janus Investment Fund, Janus Aspen Series, Janus Detroit Street Trust and Clayton Street Trust, Board of Managers of Perkins Investment Management LLC.

Richard M. Weil, Working Director of Intech	Chief Executive Officer (2018-present) of Janus Henderson Investors, Co-CEO (2017-2018) of Janus Henderson Investors, CEO (2010-2017) of Janus Capital Group.

Item 32: Location of Accounts and Records

Nuveen Fund Advisors, LLC, 333 West Wacker Drive, Chicago, Illinois 60606, maintains the Declaration of Trust, By-Laws, minutes of trustees’ and shareholders’ meetings and contracts of the Registrant and all advisory material of the investment adviser. Nuveen Asset Management and Intech, in their capacities as sub-advisers, also may hold certain accounts and records of the Fund.

State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02111, maintains all general and subsidiary ledgers, journals, trial balances, records of all portfolio purchases and sales, and all other required records not maintained by Nuveen Fund Advisors, Nuveen Asset Management and Intech.

Item 33: Management Services

Not applicable.

Item 34: Undertakings

1.

Registrant undertakes to suspend the offering of its shares until it amends its prospectus if: (1) subsequent to the effective date of its Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement; or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.	Not applicable.

4.	Registrant undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “1933 Act”);

(2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.	The Registrant undertakes that:

a. For purposes of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

b. For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Chicago, and State of Illinois, on the 3rd day of August 2020.

NUVEEN CORE EQUITY ALPHA FUND

/s/ Gifford R. Zimmerman
Gifford R. Zimmerman, Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title			Date
/S/ E. SCOTT WICKERHAM E. SCOTT WICKERHAM	Vice President and Controller (principal financial and accounting officer)			August 3, 2020

/S/ CEDRIC H. ANTOSIEWICZ CEDRIC H. ANTOSIEWICZ	Chief Administrative Officer (principal executive officer)			August 3, 2020

TERENCE J. TOTH*	Chairman of the Board and Trustee	ü ï ï ï ï ï ï ï ï ï ï ï ï ý ï ï ï ï ï ï ï ï ï ï ï ï ï þ	By:	/S/ GIFFORD R. ZIMMERMAN GIFFORD R. ZIMMERMAN Attorney-in-Fact August 3, 2020
JACK B. EVANS*	Trustee
WILLIAM C. HUNTER*	Trustee
ALBIN F. MOSCHNER*	Trustee
JOHN K. NELSON*	Trustee
JUDITH M. STOCKDALE*	Trustee
CAROLE E. STONE*	Trustee
MARGARET L. WOLFF*	Trustee
ROBERT L. YOUNG*	Trustee

*

Original powers of attorney authorizing Gifford R. Zimmerman, among others, to execute this Registration Statement, and Amendments thereto, for the trustees of the Registrant on whose behalf this Registration Statement is filed, have been executed and filed as Exhibit s. to this Registration Statement.